               U.S. Securities and Exchange Commission

                       Washington, D.C. 20549

                             FORM 10-SB


         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                          BUSINESS ISSUERS


    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


               Prime Rate Income & Dividend Enterprises, Inc.
              ------------------------------------------------
               (Name of Small business Issuer in its charter)


            Colorado                                   84-1308436
-------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)



     12835 E. Arapahoe Road, T-II #110, Englewood, Colorado      80112
     -------------------------------------------------------------------
              (Address of principal executive offices)        (Zip Code)


   Issuer's telephone number        (303) 792-2466
   -----------------------------------------------

 Securities to be registered under Section 12(b) of the Acts


     Title of each class               Name of each exchange on which
     to be so registered               each class is to be registered


                              None
                              ----

Securities to be registered under Section 12(g) of the Acts

              Common Stock $0.05 par value per share
              --------------------------------------
                        (Title of Class)

                               PART I
                           ALTERNATIVE 3

                 ITEM 1. DESCRIPTION OF BUSINESS.
                   (ITEM 101 OF REGULATION S-B)

                            ORGANIZATION

Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) is a corporation which was formed under the laws of the State of Colorado on May 1, 1995. The Articles of Incorporation of the Company authorized it to issue 10,000,000 shares of common stock with $1.00 per share par value and 1,000,000 shares of preferred stock with a par value of $10.00 per share. PRIDE owns 100% of the issued and outstanding stock of Birch Branch, Inc. and GAP Enterprises, Inc.

PRIDE was a wholly-owned subsidiary of Rocky Mountain Power Co. (RMPC). On September 22, 1999, the directors of RMPC approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the spin-off of PRIDE to the RMPC shareholders of record on October 8, 1999 on a pro rata basis. RMPC entered into a share exchange agreement with MPEG Super Site, Inc. (MPEG) whereby MPEG became a wholly-owned subsidiary of RMPC. This business combination completed in October, 1999, was accounted for as a reverse acquisition of RMPC since the former controlling shareholders of MPEG controlled RMPC after the transaction. Since MPEG's business is not related to the real estate and mortgage investment business of PRIDE, the RMPC directors decided it was in the best interest of RMPC and PRIDE and RMPC's shareholders to spin-off PRIDE. The conditions of the business combination agreement with MPEG stipulate that PRIDE would be spun-off to RMPC shareholders. The shares of PRIDE are being held by Corporate Stock Transfer, an independent entity, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission. Management of PRIDE intends to continue operations of PRIDE in the same manner as prior to the spin-off and does not anticipate any additional corporate transactions which might impact the continuing interest of the shareholders.

The principal executive offices of the Company are located at 12835 E. Arapahoe Road, T-II, #110, Englewood, Colorado 80112, and the Company's telephone number is (303) 792-2466.

     BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES

PRIDE, is principally in the real estate investment business. PRIDE and its subsidiaries own real estate in California, Nebraska, North Dakota, Florida and Arkansas. PRIDE also is in the business of investing in foreclosure sale real estate certificates of purchase issued by public trustees in the Denver Metropolitan area. PRIDE acquires the certificates of purchase by bidding at foreclosure sales. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. If the former property owner fails to redeem the property, then junior lienholders have a right to redeem. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is PRIDE's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed. Properties acquired through this process are carried in the books at the lower of the actual costs to acquire the property or market. See Item 3, Description of Property for a tabular presentation of the Company's real estate properties.

PRIDE principally renovates real estate properties acquired and sells them. The Company does also acquire on a limited basis properties that it intends to hold as longer term investments for potential appreciation in value. The Company rents improved properties that it may own. Currently the Company has one property it owns and rents. See Item 3, Description of Properties.

     DISTRIBUTION OF PRODUCTS AND SERVICES

PRIDE markets its real estate generally through listings with real estate brokers.

     COMPETITION

PRIDE's real estate business is highly competitive. There are thousands of real estate investors in the United States of America that are investing in similar rental properties. The level of competition in the acquisition, sale and renting of real estate properties is effected by economic conditions in the area as well as interest rates available to borrowers. PRIDE's business of investing in certificates of purchase is also highly competitive since there is open bidding allowed on all real estate foreclosures. Typically at the foreclosure sales, there will be between five and twenty individuals in attendance and between three and seven actual bidders in addition to the foreclosing lenders bidding on the properties collateralizing their loans. Mr. Michael L. Schumacher, the Company's President determines the maximum price on real estate foreclosures. Actual bidding is done by an individual that is self-employed and retained by the Company on an hourly basis to provide this service.

     AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the business are minimal. The number of foreclosure sales is directly related to economic conditions and interest rates in the area and therefore, the inventory of potential certificates of purchase available varies over time.

     PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

     GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

     EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH
     ENVIRONMENTAL LAWS

The Company is not materially effected by any specific governmental regulations other than various states limit the interest rates charged on loans. Under certain circumstances, the Company will sell properties and carry back mortgage loans on the properties. The Company does not charge interest rates in excess of rates allowed by law. The types of costs and expenses incurred during the redemption period which may be reimbursed are defined by statutes. The Company complies with the applicable provisions of the statutes.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

     RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

     EMPLOYEES

The Company has no employees. Real estate properties are managed by various independent property management companies.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION (Item 303 of Regulation S-B)

     GENERAL

     RESULTS OF OPERATIONS

Year Ended June 30, 1998
------------------------
Revenue for the year ended June 30, 1998 was approximately $320,000 as compared to revenue of approximately $341,000 for the eight months ended June 30, 1997. The Company changed its fiscal year of October 31 to June 30 effective June 30, 1997, therefore, comparative amounts relate to averages per month for the periods ended June 30, 1997 and June 30, 1998. The average per month for the year ended June 30, 1998 was approximately $27,000 as compared to approximately $43,000 per eight month period ended June 30, 1997. This decrease resulted principally from less rental income during the period ended June 30, 1998 totaling approximately $27,000 ($2,250 per month for the period ended June 30, 1998 and $14,630 per month for the period ended June 30, 1997) since various properties were sold near the end of the period ended June 30, 1997. The Company's interest income increased to approximately $158,000 ($13,167 per month for the period ended June 30, 1998 and $10,582 per month for the period ended June 30, 1997) principally due to the carry back mortgages on properties sold. During the year ended June 30, 1998 and the eight month period ended June 30, 1997 the Company had gains from the sale of real estate of approximately $97,000 and $114,000 respectively. Past gains may not necessarily be indicative of future results.

Operating expenses were approximately $182,000 during the year ended June 30, 1998, and approximately $167,000 during the eight month period ended June 30, 1997. The average per month for the Period ended June 30, 1998 was approximately $15,000 as compared to approximately $21,000 per month for the eight month period ended June 30, 1997. The decreases relate principally to the decrease in operating expenses on properties previously owned which includes property management fees, real estate taxes, insurance, repairs and maintenance and utilities and also a decrease in interest expenses on properties previously owned. Operating expenses on properties owned totaled approximately $42,000 during the year ended June 30, 1998 and $42,000 during the eight month period ended June 30, 1997, a decrease of approximately $1,750 per month. Interest expenses on properties owned totaled approximately $47,000 during the year ended June 30, 1998 and $74,000 during the eight month period ended June 30, 1997, a decrease of approximately $5,833 per month.

Net income after the provision for income taxes decreased from approximately $133,000 during the eight month period ended June 30, 1997 to approximately $100,000 during the year ended June 30, 1998, a decrease of approximately $2,700 per month.

Year Ended June 30, 1999
------------------------
Revenue for the year ended June 30, 1999 was approximately $210,000 as compared to revenue of approximately $320,000 for the year ended June 30, 1998. The average per month for the year ended June 30, 1999 was approximately $17,500 as compared to approximately $27,000 per month for the year ended June 30, 1998. This decrease resulted in part from less rental income and less management fee income during the period ended June 30, 1999 since various properties were sold near the end of the period ended June 30, 1998. The Company's interest income decreased principally due to the payoff of several mortgages on properties sold. During the year ended June 30, 1999 and the year ended June 30, 1998 the Company had gains from the sale of real estate of approximately $44,000 and $97,000 respectively. Past gains may not necessarily be indicative of future results.

Operating expenses were approximately $59,000 during the year ended June 30, 1999, and approximately $182,000 during the year ended June 30, 1998. The average per month for the period ended June 30, 1999 was approximately $5,000 as compared to approximately $15,000 per month for the year ended June 30, 1998. The decreases relate principally to the decrease in operating and interest expenses on properties previously owned which includes property management fees, real estate taxes, insurance, repairs and maintenance and utilities and also a decrease in rent expenses and interest expenses on properties previously owned. Operating expenses on properties owned totaled approximately $11,000 during the year ended June 30, 1999 and $42,000 during the year ended June 30, 1998, a decrease of approximately $2,580 per month. Rent expenses on properties owned totaled approximately $3,000 during the year ended Jun 30, 1999 and $47,000 during the year ended June 30, 1998, a decrease of approximately $3,670 per month.

Net income after the provision for income taxes increased from approximately $100,000 during the year ended June 30, 1998 to approximately $110,000 during the year ended June 30, 1999, an increase of approximately $800 per month.

Three Months Ended September 30, 1999
=====================================
Revenue for the three month period ended September 30, 1999 was approximately
-----------------------------------------------------------------------------
$21,000 as compared to $39,000 for the three month period ended September 30,
-----------------------------------------------------------------------------
1998, a decrease of approximately $18,000.  The decrease principally related
----------------------------------------------------------------------------
to a decrease in rental income of approximately $2,500 and a decrease in
------------------------------------------------------------------------
interest income of approximately $9,400 due to less real estate owned and less
------------------------------------------------------------------------------
investments in certificates of purchase and mortgage loans.  The Company has
----------------------------------------------------------------------------
more cash invested in bank money market accounts at September 30, 1999 than it
------------------------------------------------------------------------------
had at September 30, 1998 resulting in a lower interest yield than the Company
------------------------------------------------------------------------------
had been earning on mortgage loans and certificates of purchase.
----------------------------------------------------------------

Operating expenses were approximately $6,000 for the three month period ended
-----------------------------------------------------------------------------
September 30, 1999 as compared to approximately $12,000 for the three month
---------------------------------------------------------------------------
period ended September 30, 1998, a decrease of $6,000.  The decrease relates
----------------------------------------------------------------------------
principally to less professional fees of approximately $4,000 and less
----------------------------------------------------------------------
operating expenses of approximately $2,000 principally related to owning less
-----------------------------------------------------------------------------
real estate at September 30, 1999 compared to September 30, 1998.
-----------------------------------------------------------------

Net income after provision for income taxes decreased from approximately
------------------------------------------------------------------------
$17,000 during the three month period ended September 30, 1998 to
-----------------------------------------------------------------
approximately $11,000, a decrease of approximately $6,000.
----------------------------------------------------------

     LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1998 the Company had an unrestricted cash balance of approximately $70,000. The Company's current assets were approximately $1,337,000 at June 30, 1998 and its current liabilities totaled approximately $389,000, resulting in net working capital of approximately $948,000, a current ratio of approximately 3.52 to one.

At June 30, 1999 the Company had an unrestricted cash balance of approximately $445,000. The Company's current assets were approximately $1,166,000 at June 30, 1999 and its current liabilities totaled approximately $87,000, resulting in net working capital of approximately $1,079,000, a current ratio of approximately 13.40 to one.

At September 30, 1999, the Company had an unrestricted cash balance of
----------------------------------------------------------------------
approximately $750,000.  The Company's current assets were approximately
------------------------------------------------------------------------
$1,225,000 and its current liabilities were approximately $28,000, resulting
----------------------------------------------------------------------------
in net working capital of $1,197,000, a current ratio of approximately 43.75
----------------------------------------------------------------------------
to one.
-------

As of June 30, 1999 and September 30, 1999, the Company had a line of credit from a bank of $1,500,000.

The Company's President has personally guaranteed the total $1,500,000 balance of the notes payable and has assigned to the bank a life insurance policy with a $500,000 death benefit as additional collateral.

The Company has agreed to provide annual audited financial statements to the bank. The terms of the loan agreement require that the Company maintain a debt to tangible net worth ratio not to exceed one to one, a debt service coverage ratio of greater than 1.25 to one and a current ratio of greater than one to one.

The line of credit is collateralized by certain real estate mortgage notes receivable and certificates of purchase, and bears interest at .5% over prime plus has an annual fee of .5% of the total amount of the line. The line of credit is subject to annual renewal and is due in December, 1999. At June 30, 1999, the Company had no outstanding borrowing on this line of credit.

     FINANCIAL POSITION

Stockholders' equity totaled approximately $1,955,000 at June 30, 1998 as compared to $2,312,000 at June 30, 1997, a decrease of approximately
$357,000. This decrease resulted from a net income of approximately $101,000, paid-in capital of approximately $16,000, and a distribution to the parent company of approximately $474,000.

Stockholders' equity totaled approximately $2,072,000 at June 30, 1999 as compared to approximately $1,955,000 at June 30, 1998, an increase of approximately $117,000. This increase resulted from a net income of approximately $110,000 and paid-in capital in the approximate amount of $7,000. Included in net income for the year ended June 30, 1999 and 1998 are gains of approximately $44,000 and $97,000 respectively, from sale of real estate. Of the $97,000 of gains during the year ended June 30, 1998, approximately $79,000 are related to a transaction with a related party. There can be no assurance of any future gains on sales of properties.

Stockholders' equity totalled approximately $2,083,000 at September 30, 1999
----------------------------------------------------------------------------
as compared to $2,072,000 at June 30, 1999, an increase of approximately
------------------------------------------------------------------------
$11,000 which resulted form the net income for the three month period.
----------------------------------------------------------------------

Management has not made any commitments which will require any material financial resources in excess of resources now available to the Company.

Effective March 31, 1998, the Company sold its investment in a health club/racquetball building to the shareholder that originally contributed the property for stock of the parent company. The gross proceeds were 145,762 shares of the parent company's common stock and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, returned to the parent company, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend to its parent company.

     SUBSEQUENT EVENTS

None

     FORWARD-LOOKING STATEMENTS

Certain statements concerning the Company's plans and intentions included herein constitute forward-looking statements.

There are a number of factors that may affect the future results of the Company, including, but not limited to, (a) interest rates, (b) general economic conditions and (c ) specific economic conditions within the areas where the Company operates.

This annual report contains both historical facts and forward-looking statements. Any forward-looking statements involve risks and uncertainties, including, but not limited to, those mentioned above. Moreover, future revenue and margin trends cannot be reliably predicted.

ITEM 3.  DESCRIPTION OF PROPERTY
     (Item 102 of Regulation S-B)

(a) PRIDE currently uses minimal office space and facilities provided at no cost by the Company's President.

(b) PRIDE and its subsidiaries invest in real estate and real estate mortgages primarily for rental and interest income. By investing in real estate that provides current income plus the opportunity of long-term capital gains, the Company is attempting to realize reasonable current operating income plus a potential hedge against long-term inflation. Historically residential real estate values have appreciated at least equal to the inflation rate, but there can be no assurance of future appreciation. The Company has no limitations or policies on the percentage of assets which may be invested in any one investment, or type of investment.

(1) The Company may invest in any type of real estate but currently principally has investments in residential rental houses. The Company also owns one residential condominium and thirteen residential lots. The Company engages independent property management companies to manage the rental properties. The property management companies find tenants, collect the rent and pay certain expenses on the Company's behalf and remit net rent monthly to the Company. The Company has financed its real estate acquisitions with its own capital plus assumption of existing loans on properties or owner carry back loans on properties. The Company has no limitation policy on the number or amount of mortgages which may be placed on any one piece of property. Appropriateness of real estate investments and related financing decisions are determined by the officers of the Company.

(2) The Company's investments in mortgage loans are principally loans carried back on properties sold. Management has no current plans to actively invest in mortgage loans other than those related to properties sold by the Company. The Company has and may continue to provide carry back loans on properties equal to 100% of the sales price of properties if adequate additional collateral is provided.

(3) The Company currently has no investments and no plans to invest in securities of or interests in persons primarily engaged in real estate activities.

(c) As of June 30, 1999, the Company had no investments in real estate which amounted to ten percent or more of the total assets of the Company.

The Company has approximately $241,000 invested in real estate, all of which are owned with individual deeds to the property, generally summarized as follows:

 Description

Three acres of land with a rental home on the property
 located in Oakhurst, California, near Yosemite National
 Park.  This property is zoned for multiple family housing.      $    160,000

Thirteen residential lots located in:
        Nebraska (5 lots)                                              56,000
        Arkansas (5 lots)                                              16,000
        Florida (1 lot)                                                 3,000
        North Dakota (2 lots)                                           6,000
                                                                 ------------
                                                                 $    241,000
                                                                 ============

All of the above properties are free and clear of encumbrances. The rental house has an annual lease. There are no options or contracts related to the sale of any of the properties owned by the Company. There are no plans for renovation, improvement or development of any of the properties owned. The Company intends to hold the residential rental property for its current income production and also for the possibility of long-term capital gains.
Management believes that all properties have adequate insurance coverage. The residential rental property has had vacancies of less than 5% during the last two years.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.
     (Item 403 of Regulation S-B)

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, $1.00 par value, of the PRIDE, which is the only class of voting securities of the Company issued and outstanding. This schedule gives effect to the spin off of PRIDE to the shareholders of record of PRIDE's parent company declared September 22, 1999 to be effective October 8, 1999:

Title of Class     Name and Address           Amount and Nature      Percent
--------------     of Beneficial Holder         of Beneficial        of Class
                   --------------------           Ownership          --------
                                              -----------------
Common Stock     Michael L. Schumacher <FN1>    310,434 shares        50.78%
                 12835 E. Arapahoe, T-II, #110
                 Englewood, CO   80112

Common Stock     Harold L.  Morris   <FN2>      200,770 shares        32.84%
                 3991 MacArthur Blvd. #100
                 Newport Beach, CA   92660

                                                 --------------       ------
                 Total                           511,204 shares       83.62%
                                                 ==============       ======

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, $1.00 par value of the Company owned by the Company's directors and executive officers.

Title of Class     Name and Address           Amount and Nature      Percent
--------------     of Beneficial Holder         of Beneficial        of Class
                   --------------------          Ownership           --------
                                              -----------------
Common Stock   Michael L. Schumacher <FN1>      310,434 shares        50.78%
               President, Treasurer and Director
               12835 E. Arapahoe, T-II, #110
               Englewood, CO 80112

Common Stock   George A. Powell                   1,284 shares        00.21%
               Vice President, Secretary
               and Director
               7333 S. Fillmore Circle
               Littleton, CO 80122



                                                --------------        ------
               Total                            311,718 shares        50.99%
                                                ==============        ======

<FN1> Michael L. Schumacher owns 1,121 shares individually.  In addition, Mr.
Schumacher, President and Director of PRIDE is the sole beneficiary of the Schumacher & Associates, Inc. Money Purchase Plan & Trust (Schumacher Plan) which owns 230,399 shares of PRIDE. Shares owned by the Schumacher Plan are considered to be beneficially owned by Mr. Schumacher. Mr. Schumacher's beneficial ownership also includes the following shares to be owned by certain relatives of Mr. Schumacher:

Owner                    Relationship               Number of Shares

Jada Schumacher              Daughter                    512
Spencer Schumacher           Son                         512
Quinn Schumacher             Son                         512
Ralph and Alma Schumacher    Parents                     183
Roberta and Timothy Weiss    Sister and her spouse       164
Constance and Gary Novak     Sister and her spouse       164
Cynthia and Greg Becker      Sister and her spouse       164
          Total                                        2,211

Mr. Schumacher disclaims beneficial ownership of an additional 76,703 shares held by the Plan as collateral for promissory notes totaling approximately $275,000 including accrued interest at June 30, 1999. The promissory notes are nonrecourse, bear interest at 8% per annum and are totally due January 6, 2000. Failure to collect the note balances and accrued interest at that time would result in the Schumacher Plan obtaining ownership of the 76,703 additional shares.

<FN2> Harold L. Morris individually owns 64,399 shares of PRIDE.  In addition,
Harold L. Morris and his spouse, Connie Morris are the sole beneficiaries of the Harold L. Morris Profit Sharing Plan which owns 34,978 shares of PRIDE. Mrs. Morris does not exercise any control nor has any role in management of the Company. Applegates Landing I, a Harold L. Morris family partnership owns 24,299 shares. Professional Investors, a Utah Limited Partnership, of which Mr. Morris is a partner, owns 1,679 shares. Mr. Morris' beneficial ownership also includes the following shares owned by certain relatives:

          Owner                    Relationship               Number of Shares

          Debra L. Morris            Daughter                      4,796
          Gary A. Morris             Brother                       2,397
                                                                   -----
               Total                                               7,193
                                                                   =====
Mr. Morris disclaims beneficial ownership of an additional 68,222 shares held by Mr. Morris, or entities controlled by him, as collateral for promissory notes, totaling approximately $251,000 including accrued interest at June 30, 1999. The promissory notes are nonrecourse, bear interest at 8% per annum and are totally due January 6, 2000. Failure to collect the note balances and accrued interest would result in Mr. Morris, or entities controlled by him, obtaining ownership of the additional 68,222 shares.

The tables include all shares that a beneficial owner has disclaimed beneficial ownership and has been included in their ownership amounts in the table.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company anticipates forming an audit committee at the next meeting of the Board of Directors in January 1997.

     EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of PRIDE are as follows:

NAME                                AGE         POSITION(S)
----                                ---         -----------
Michael L. Schumacher               50          President, Treasurer and
                                                Director

George A. Powell                    73          Vice President, Secretary and
                                                Director


Michael L. Schumacher has been a director, president and treasurer of PRIDE since inception, May 1, 1995. Mr. Schumacher was previously, until September 22, 1999, a director, and president and chairman of the board of directors of
Rocky Mountain Power Co., a public reporting company.   Mr. Schumacher is the
director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Englewood, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelors degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director, secretary and vice president of PRIDE since October, 1996. Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant.

     SIGNIFICANT EMPLOYEES

The Company has no employees. Michael L. Schumacher and George A. Powell devote approximately 5% and 50%, respectively, of their time to the Company's business. The Company's rental properties are managed by independent management companies. Secretarial and bookkeeping services are performed by independent contract persons.

There are no family relationships among directors or officers.

No officer or director of PRIDE currently, or during the last five years have;

     (a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

     (c ) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

     (d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.



ITEM 6.  EXECUTIVE COMPENSATION.
     (Item 402 of Regulation S-B)

     COMPENSATION OF EXECUTIVE OFFICERS

There was no compensation paid to any officer of PRIDE other than $500 each paid as director fees to PRIDE directors during each of the two years ended June 30, 1999 and June 30, 1998. Mr. Powell received approximately $2,000 in consulting fees from PRIDE during the year ended June 30, 1999 and approximately $15,000 in consulting fees during the year ended June 30, 1998.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
     (Item 404 of Regulation S-B)

Effective March 31, 1998, the Company sold its investment in a health club/racquetball building to Mr. Harold L. Morris, the shareholder that originally contributed the property for stock. The gross proceeds were 145,762 shares of the common stock of PRIDE's parent company and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend distribution to its parent company. The Company did not obtain an independent appraisal of the fairness of this transaction to the Company. Management believes that the transaction was as fair to the Company as obtainable from an unaffiliated third party.


ITEM 8.  DESCRIPTION OF SECURITIES
     (Item 202 of Regulation S-B)

PRIDE has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 10,000,000 shares of common stock, $1.00 par value, and 1,000,000 shares of preferred stock, $10.00 par value. A total of 611,290 common shares will be issued to approximately 439 shareholders upon the effectiveness of this Form 10-SB registration statement. PRIDE was a wholly-owned subsidiary of Rocky Mountain Power Co. (RMPC). On September 22, 1999, the directors of RMPC approved, subject to the effectiveness of a registration with the Securities and Exchange Commission, the spin-off of PRIDE to the RMPC shareholders of record on October 8, 1999 on a pro rata basis. The shares of PRIDE are being held by Corporate Stock Transfer, an independent entity, in escrow with instructions to distribute the PRIDE shares once the PRIDE Form 10-SB is effective with the Securities and Exchange Commission.

No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

                                PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND
OTHER SHAREHOLDER MATTERS.
     (Item 201 of Regulation S-B)

There is no public trading market for PRIDE common stock. The Company has no market-makers for its stock.

Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. PRIDE will have 611,290 shares of common stock issued and outstanding. Of such shares, approximately 100,000 shares, held by approximately 420 shareholders are eligible for resale. The remaining outstanding shares will be restricted shares under Rule 144. Shares listed on the OTC Bulletin Board will likely have a very limited and therefore illiquid market. Shareholders may be unable, even if listed by the OTC, to sell their shares. Getting listed by the OTC is contingent upon the Company finding a market-maker. There can be no assurance that the Company will be able to find a market-maker. The Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.

PRIDE has never paid a dividend on its common stock other than during the year ended June 30, 1998, PRIDE made a dividend distribution to its former parent company of parent company stock in the approximate amount of $473,000. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
     (Item 103 of Regulation S-B)

PRIDE is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
     (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
     (Item 701 of Regulation S-B)
During the last three years, PRIDE has not issued any securities that were not registered under the Securities Act of 1933, as amended (the "Act"):

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     (Item 702 of Regulation S-B)

The Company's Restated Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 PART F/S


ITEM 1.  INDEX TO FINANCIAL STATEMENTS

Description                                        Period              Page
-----------                                        ------              ----
Prime Rate Income & Dividend Enterprises, Inc.     Two years ended      F-1
                                                   June 30, 1999

PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.               DESCRIPTION                         PAGE
    I                Articles of Incorporation                 17

   II                Bylaws                                    18

  III                Agreement dated September 24,             20
                     1999 between Rocky Mountain
                     Power Co. and MPEG Super
                     Site, Inc.

   IV                Consent of Accountant                     33

   27                Financial Data Schedule                   34

                  INDEX TO FINANCIAL STATEMENTS

          PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                  AND CONSOLIDATED SUBSIDIARIES



                       FINANCIAL STATEMENTS

                      June 30, 1999 and 1998
            September 30, 1999 and 1998 (Unaudited)

      Report of Independent Certified Public Accountants      F-2

      Consolidated Financial Statements:

      Consolidated Balance Sheets                       F-3 & F-4

      Consolidated Statements of Income                 F-5 & F-6

      Consolidated Statement of Changes in                    F-7
         Stockholders' Equity

      Consolidated Statements of Cash Flows             F-8 & F-9

      Notes to Consolidated Financial Statements             F-10

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Prime Rate Income & Dividend Enterprises, Inc.
Englewood, CO   80112


We have audited the accompanying consolidated balance sheets of Prime Rate Income & Dividend Enterprises, Inc. and Consolidated Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended June 30, 1999 and June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Prime Rate Income & Dividend Enterprises, Inc. and Consolidated Subsidiaries as of June 30, 1999 and June 30, 1998, and the results of its operations, changes in stockholders' equity and its cash flows for the years ended June 30, 1999 and June 30, 1998, in conformity with generally accepted accounting principles.




     Miller and McCollom
     Certified Public Accountants
     7400 W. 14th Avenue
     Lakewood, Colorado   80215


September 15, 1999

                 PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                                   June 30,       June 30,
                                                     1999           1998
                                                 -----------   -----------
Current Assets:
  Cash                                           $   445,158   $    70,229
  Certificates of purchase, real estate
   foreclosures (Note 3)                             197,247       799,801
  Mortgage notes receivable, current
   portion (Note 3)                                  111,108       301,574
  Mortgage note receivable, related
   party (Note 3)                                    139,079       139,079
  Sale proceeds receivable (Note 7)                  246,500             -
  Other                                               26,831        26,685
                                                   ---------     ---------
    Total Current Assets                           1,165,923     1,337,368

Real estate, net of accumulated deprec-
 iation of $5,500 at June 30, 1999 and
 $4,000 at June 30, 1998 (Note 3)                    234,817       244,317
Transportation equipment, net of accumulated
 depreciation of $6,125 at June 30, 1999
 and $3,125 at June 30, 1998                           8,875        11,875
Mortgage notes receivable, net of
 of current portion (Note 3)                         795,356       814,010
                                                 -----------   -----------
TOTAL ASSETS                                     $ 2,204,971   $ 2,407,570
                                                 ===========   ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                               $     8,158   $     6,931
  Notes payable, current portion (Note 2)             10,005       318,519
  Income taxes payable (Note 5)                       41,689        39,531
  Deferred taxes payable, current portion (Note 5)     2,104         1,621
  Accrued expenses and other                          24,598        22,243
                                                      ------       -------
    Total Current Liabilities                         86,554       388,845

Deferred taxes payable, long term (Note 5)            27,595        35,906
Notes payable, net of current portion (Note 2)        18,872        28,109
                                                     -------       -------
TOTAL LIABILITIES                                    133,021       452,860
                                                     -------       -------
Stockholders' Equity:
  Preferred stock, $10.00 par value, 1,000,000
   shares authorized, none issued & outstanding            -             -
  Common stock, $1.00 par value, 10,000,000
   shares authorized, 611,290 shares
   issued and outstanding                            611,290       611,290
  Additional paid-in capital                         975,408       968,252
  Retained earnings                                  485,252       375,168
                                                   ---------     ---------
TOTAL STOCKHOLDERS' EQUITY                         2,071,950     1,954,710
                                                   ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 2,204,971   $ 2,407,570
                                                 ===========   ===========

The accompanying notes are an integral part of the financial statements.

                PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                        AND CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                                September 30,    June 30,
                                                    1999           1999
                                                ------------     --------
Current Assets:                                  (Unaudited)
  Cash                                          $    752,149  $    445,158
  Certificates of purchase, real estate
   foreclosures (Note 3)                             197,247       197,247
  Mortgage notes receivable, current
   portion (Note 3)                                  111,108       111,108
  Mortgage note receivable, related
   party (Note 3)                                    139,079       139,079
  Sale proceeds receivable (Note 7)                        -       246,500
  Other                                               25,527        26,831
                                                   ---------     ---------
    Total Current Assets                           1,225,110     1,165,923

Real estate, net of accumulated deprec-
 iation of $5,500 at June 30, 1999 and
 $4,000 at June 30, 1998 (Note 3)                    234,442       234,817
Transportation equipment, net of accumulated
 depreciation of $6,125 at June 30, 1999
 and $3,125 at June 30, 1998                           8,125         8,875
Mortgage notes receivable, net of
 of current portion (Note 3)                         729,781       795,356
                                                ------------  ------------
TOTAL ASSETS                                    $  2,197,458  $  2,404,971
                                                ============  ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                              $     12,100  $      8,158
  Notes payable, current portion (Note 2)             10,005        10,005
  Income taxes payable (Note 5)                       20,199        41,689
  Deferred taxes payable, current portion (Note 5)     2,300         2,104
  Accrued expenses and other                          25,481        24,598
                                                      ------        ------
    Total Current Liabilities                         70,085        86,554

Deferred taxes payable, long term (Note 5)            27,399        27,595
Notes payable, net of current portion (Note 2)        16,538        18,872
                                                     -------       -------
TOTAL LIABILITIES                                    114,022       133,021
                                                     -------       -------
Stockholders' Equity:
  Preferred stock, $10.00 par value, 1,000,000
   shares authorized, none issued & outstanding            -             -
  Common stock, $1.00 par value, 10,000,000
   shares authorized, 611,290 shares
   issued and outstanding                            611,290       611,290
  Additional paid-in capital                         975,408       975,408
  Retained earnings                                  496,738       485,252
                                                   ---------     ---------
TOTAL STOCKHOLDERS' EQUITY                         2,083,436     2,071,950
                                                ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $  2,197,458  $  2,204,971
                                                ============  ============

The accompanying notes are an integral part of the financial statements.

                PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                        AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME

                                                 Year Ended    Year Ended
                                                   June 30,      June 30,
                                                    1999          1998
                                                  ----------    ---------
Revenue:
  Rent income                                     $    7,960  $     26,557
  Interest income                                    150,261       157,838
  Management fee income                                    -        38,350
  Gain on the sale of real estate                     43,570        97,174
  Other income                                         7,293             -
                                                     -------       -------
                                                     209,084       319,919
                                                     -------       -------
Expenses:
  Property management fees                               660        15,591
  Rent                                                     -        28,219
  Depreciation                                         4,500        12,250
  Interest                                             3,163        47,401
  Real estate taxes and insurance                      3,677         9,079
  Repairs and maintenance                                229         5,101
  Professional fees                                   28,119        21,487
  Other                                               18,402        43,262
                                                      ------       -------
                                                      58,750       182,390
                                                      ------       -------
Net income before provision
 for income taxes                                    150,334       137,529
                                                     -------       -------
Provision for income taxes (Note 5):
  Current                                             41,686        39,531
  Deferred                                            (1,436)       (2,515)
                                                      -------       -------
                                                      40,250        37,016
                                                  ----------   -----------
Net income                                        $  110,084   $   100,513
                                                  ==========   ===========
Per Share                                         $      .18   $       .16
                                                  ==========   ===========
Weighted Average Shares
 Outstanding                                         611,290       611,290
                                                  ==========   ===========

The accompanying notes are an integral part of the financial statements.

               PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                        AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME
                                (Unaudited)

                                             Three Months     Three Months
                                                Ended            Ended
                                             September 30,    September 30,
                                                 1999             1998
                                            --------------   --------------
Revenue:
  Rent income                                   $      1,650  $      4,210
  Interest income                                     18,548        27,928
  Gain on disposition of asset                             -            78
  Other income                                         1,139         6,400
                                                    --------        ------
                                                      21,337        38,616
                                                    --------        ------
Expenses:
  Depreciation                                         1,125         1,125
  Interest                                             1,054           791
  Contract services                                    1,052         2,095
  Professional fees                                      213         4,425
  Other                                                2,897         3,790
                                                       -----        ------
                                                       6,341        12,226
                                                       -----        ------
Net income before provision
 for income taxes                                     14,996        26,390

Provision for income taxes                             3,510         9,296
                                                ------------  ------------
Net income                                      $     11,486  $     17,094
                                                ============  ============
Per Share                                       $        .02  $        .03
                                                ============  ============
Weighted Average Shares
 Outstanding                                         611,290       607,853
                                                ============  ============

The accompanying notes are an integral part of the financial statements.

                PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                        AND CONSOLIDATED SUBSIDIARIES

          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

          From June 30, 1997 through September 30, 1999 (Unaudited)

                                            Additional
                Common                       Paid-in    Retained
                No./Shares   Stock Amount    Capital    Earnings     Total
                ----------   ------------   ---------   --------   ---------
Balance at
 June 30, 1997   611,290     $ 611,290    $ 1,425,936  $  274,655  $2,311,881

Paid-in capital     -             -            16,042        -         16,042

Dividend
 distribution to
 parent company     -             -          (473,726)       -       (473,726)

Net income for
 the year ended
 June 30, 1998      -             -              -        100,513     100,513
                 -------       -------        -------     -------     -------

Balance at
 June 30, 1998   611,290       611,290        968,252     375,168   1,954,710

Paid-in
 capital            -             -             7,156        -          7,156

Net income
 for the year
 ended June
 30, 1999           -             -              -        110,084     110,084

                 -------       -------        -------     -------   ---------
Balance at
 June 30, 1999   611,290       611,290        975,408     485,252   2,071,950

Net income
 for the three
 month period
 ended
 September
 30, 1999
 (Unaudited)        -             -              -         11,486      11,486
                 -------      ---------     ---------  ----------  ----------

Balance at
 September 30,
 1999
 (Unaudited)     611,290      $ 611,290      $ 975,408  $ 496,738  $2,083,436
                 =======      =========      =========  =========  ==========








  The accompanying notes are an integral part of the financial statements.

               PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                       AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Year Ended      Year Ended
                                                    June 30,        June 30,
                                                      1999            1998
                                                 -------------   -------------
Cash Flows Operating Activities:
  Net income                                         $ 110,084   $   100,513
  Depreciation                                           4,500        12,250
  Increase in income taxes payable                       2,158        23,371
  (Decrease) in deferred income taxes payable           (4,172)       (2,515)
  Increase in accounts payable, accrued
   expenses and other                                    7,082         8,293
  (Gain) on sale of assets                                   -       (78,947)
                                                       -------       --------
Net Cash Provided by Operating Activities              119,652        62,965
                                                       -------       -------
Cash Flows from Investing Activities:
  (Increase) in sales proceeds receivable             (246,500)            -
  Collection of (Investments in) certificates
   of purchase                                         602,554      (233,224)
  Collection of notes receivable                       485,666       564,554
  (Investment) in mortgage notes receivable           (276,546)     (255,240)
  Disposition of real estate                             8,000        37,877
  Other                                                   (146)      154,273
                                                       --------      -------
Net Cash Provided by Investing Activities              573,028       268,240
                                                       -------       -------
Cash Flows from Financing Activities:
  Additional paid-in capital                                 -        12,386
  (Repayment) of notes payable                          (7,851)   (1,282,793)
  Loan from bank                                     2,565,004             -
  (Repayment) of loan from bank                     (2,774,904)            -
  (Repayment) of loan from related party              (100,000)     (150,000)
                                                     ----------    ----------
Net Cash Provided by
 Financing Activities                                 (317,751)   (1,420,407)
                                                      ---------   -----------
Increase (decrease) in Cash                            374,929    (1,089,202)

Cash, Beginning of Period                               70,229     1,159,431
                                                    ----------   -----------
Cash, End of Period                                 $  445,158   $    70,229
                                                    ==========   ===========
Interest Paid                                       $    3,163   $    47,401
                                                    ==========   ===========
Income Taxes Paid                                   $   42,846   $    16,122
                                                    ==========   ===========


(Note: During the year ended June 30, 1998, the Company sold its investment in a health club/racquetball building to the shareholder that originally contributed the property for stock of the parent company. The gross proceeds were 145,762 shares of the parent company's common stock and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, returned to the parent company, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend to its parent company.)

The accompanying notes are an integral part of the financial statements.

               PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                       AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Unaudited)

                                                Three Months    Three Months
                                                    Ended          Ended
                                                September 30,   September 30,
                                                    1999            1998
                                                -------------   -------------
Cash Flows Operating Activities:
  Net income                                     $      11,486   $    17,094
  Depreciation                                           1,125         1,125
  (Decrease) in income taxes payable                   (21,490)      (14,179)
  Increase in accounts payable, accrued
   expenses and other                                    3,942         1,201
  Other                                                  5,942         1,431
                                                      --------     ---------
Net Cash Provided by Operating Activities                1,005         6,672
                                                      --------     ---------
Cash Flows from Investing Activities:
  (Investment) in certificate of purchase                    -    (1,174,401)
  Proceeds from redemptions of certificates
   of purchase                                               -       294,780
  Collection of notes receivable                        65,575        54,273
  Collection of sale proceeds receivable               246,500             -
  Other                                                 (3,755)            -
                                                       --------      -------
Net Cash Provided by Investing Activities              308,320      (825,348)
                                                       -------      ---------
Cash Flows from Financing Activities:
  Proceeds from bank notes payable                           -       790,100
  (Repayment) of mortgage notes payable                 (2,334)       (1,986)
                                                       --------      --------
Net Cash Provided by (Used in)
 Financing Activities                                   (2,334)      788,114
                                                       --------      -------
Increase (decrease) in Cash                            306,991       (30,562)

Cash, Beginning of Period                              445,158        70,229
                                                  ------------   -----------
Cash, End of Period                               $    752,149   $    39,667
                                                  ============   ===========
Interest Paid                                     $      1,054   $       791
                                                  ============   ===========
Income Taxes Paid                                 $     25,000   $    24,000
                                                  ============   ===========

(Note: During the year ended June 30, 1998, the Company sold its investment in a health club/racquetball building to the shareholder that originally contributed the property for stock of the parent company. The gross proceeds were 145,762 shares of the parent company's common stock and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, returned to the parent company, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend to its parent company.)

The accompanying notes are an integral part of the financial statements.

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

(1)  Summary of Accounting Policies
-----------------------------------
    This summary of significant accounting policies of Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) and its wholly-owned subsidiaries, Birch Branch, Inc., and GAP Enterprises, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

    (a)  Organization and Principles of Consolidation
         --------------------------------------------
         The consolidated financial statements include the accounts of the companies listed above. The Company is principally in the real estate ownership and rental business. The Company also invests in mortgage notes receivable and certificates of purchase related to real estate foreclosures. All intercompany account balances have been eliminated in the consolidation. The Company has selected June 30 as its year end.

    (b)  Per Share Information
         ---------------------
         Per share information is based upon the weighted average number of shares outstanding during the period.

    (c)  Investment in Real Estate and Related Depreciation
         --------------------------------------------------
         The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Depreciation on rental real estate is being computed using the straight-line method over estimated useful lives of 40 years. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

    (d)  Use of Estimates in the Preparation of Financial Statements
         -----------------------------------------------------------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

(1)  Summary of Accounting Policies, Continued

    (e)  Investment in Mortgage Loans and Certificates of Purchase

         The Company's investment in mortgage loans consist principally of carry-back mortgages on real estate sold and are carried at the amortized principal balance. Management believes there is no impairment in value of the mortgage loans and therefore has provided no allowance for uncollectible notes. Management's policy with respect to impairment determination is to review the carry values periodically, and at least quarterly to determine if there is any impairment. The Company requires a downpayment of at least
         10% or additional collateral of at least 10% to sell a property with a carry-back mortgage note receivable. Management believes that the underlying collateral on all mortgage notes receivable are sufficient to facilitate collection of the mortgage notes receivables. See note 3. The Company carries its investments in certificates of purchase on foreclosures issued by public trustees at the lower of cost plus accrued itnerest, or the value of the underlying foreclosed property. See Note 3.

 (f)     Geographic Area of Operations and Interest Rates
         ------------------------------------------------
         The Company owns properties principally in California, Nebraska, North Dakota, Florida and Arkansas. The potential for severe financial impact can result from negative effects of economic
         conditions within  the market or geographic area.   Since the
         Company's business is principally in four areas, this concentration of operations results in an associated risk and uncertainty.

  (g)    Provision for Deferred Income Taxes
         -----------------------------------
         Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. Income tax regulations allow the use of the installment method for reporting sales of assets. The Company has provided a deferred income tax provision for this timing difference.

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

(1)  Summary of Accounting Policies, Continued
     -----------------------------------------
  (h)    Revenue Recognition Policy
         --------------------------
         The Company's revenue is principally generated from various phases of one revenue producing stream from various real estate transactions. The Company acquires certificates of purchase from public trustees related to foreclosures of real estate. During the redemption period interest is earned on a daily pro-rata basis and either collected at the redemption date or added to the cost basis of the property when title is obtained. The Company repairs the properties and sells them, principally for cash, but under certain situations the Company will provide the mortgage financing on the property. The gains or losses are recorded at the time of sale. Management's policy with respect to long-lived assets is to review them periodically, and at least quarterly, to determine if there is any impairment. At June 30, 1999, management believes there is no impairment in the value of any long-lived assets. The Company recognizes interest income from mortgage notes receivable on a daily pro-rata basis. From time to time, the Company will acquire real estate to be held for longer term investment purposes. If the property is an improved property, the Company rents the property under short-term leases and recognizes rental income on a daily pro-rata basis. The Company also has acquired certain residential lots, with the total approximate carrying value of $81,000, with the intention of holding these lots for future appreciation.

  (i)    Unaudited Financial Statements
         ------------------------------
         The balance sheet as of September 30, 1999, the statements of income and cash flows for the three month periods ended September 30, 1999 and 1998, and the statement of changes in stockholders' equity for the three month period ended September 30, 1999 have been prepared by management without audit. In the opinion of management, all adjustments (which only include normal recurring adjustments) necessary to present fairly the financial position, results of operations, cash flows and changes in stockholders' equity at September 30, 1999, and for all periods presented have been made.

 (2)     Notes Payable
         -------------
         As of June 30, 1999 and September 30, 1999, the Company had outstanding $28,877 and $26,543, respectively, on a note payable bearing interest at 15%. Maturities of this note payable is summarized as follows:

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

 Year ending June 30,
           2000             $   10,005
           2001                 11,614
           2002                  7,258
           2003                      -
     Thereafter                      -
                            ----------
          Total             $   28,877
                            ==========
    This note is due in monthly installments of $1,129 through December, 2002. This note is not collateralized by any assets of the Company. Also included in notes payable at June 30, 1998, was $209,900 payable to a bank collateralized by certain mortgage notes receivable and certificates of purchase. This note was paid in full during the year ended June 30, 1999. The terms of the bank loan are more fully disclosed in Note 6. In addition, the Company had a $100,000 note payable to a shareholder which was uncollateralized and was paid in full during the year ended June 30, 1999.

 (3)  Concentration of Credit Risk
      ----------------------------
    The Company's material concentration of credit risk consists principally of investments in mortgage loans and certificates of purchase. The Company's investments in mortgage loans are collateralized principally by first or second deeds of trust on real estate located primarily in Colorado, Arizona and California. At June 30, 1999, the Company had seven mortgage loans receivable from one individual totaling approximately $87,243. During the three month period ended September 30, 1999, $59,024 principal was paid on the $87,243 balance. The loans as a percentage of value were approximately 90% at the time of sale. The Company also had seventeen mortgage loans receivable from another individual totaling approximately $565,497.
The second individual's loans as a percentage of value were approximately 100% at the time of sale but, as additional collateral for the loans receivable from this individual, the Company has a junior lien on another
property owned by this individual.   The weighted average interest rate
on mortgagee notes receivable is approximately 8% per annum with monthly repayment terms being amortized over periods up to twenty years.

    The Company has one investment in a foreclosure certificate of purchase totaling $197,247 as of June 30, 1999 and September 30, 1999. This certificate of purchase entitles the Company to receive interest at the original foreclosed mortgage loan rate over the redemption period, which is generally 75 days, or title to the property if not redeemed within the redemption period. The interest rate on the Company's investment in certificate of purchase was 30%. The Company obtained title to the property that was subject to the certificate of purchase and the property

           PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

(3) Concentration of Credit Risk, Continued
    ---------------------------------------
    at the accumulated cost which is the lower of cost or market value of the properties. On November 19, 1999, the Company sold this property for $250,000 cash. After costs to repair the property and selling expenses, the Company recognized an immaterial loss of approximately $3,000. From the date of foreclosure to the date of obtaining title to the property, the Company earned approximately $21,000 in interest from the certificate of purchase, based on the default interest rate of 30% per annum.

    Effective March 31, 1998, the Company sold its investment in a health club/racquetball building to the shareholder that originally contributed the property for stock of the parent company. The gross proceeds were 145,762 shares of the parent company's common stock and a mortgage note receivable of $139,079 collateralized by the property. This note bears interest at 8% per annum and is totally due on March 31, 2000. The Company recognized a gain on this sale of $78,947. The parent company shares of stock were recorded at net book value, returned to the parent company, canceled and returned to authorized but unissued stock of the parent company and recorded in PRIDE's financial statements as a dividend to its parent company.

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. As of June 30, 1999 and September 30, 1999, the Company had a concentration of credit risk since it had temporary cash investments in bank accounts totalling $309,112 and $552,000, respectively, in excess of the FDIC insured amounts.

(4) Fair Value Financial Instruments
    --------------------------------
    As of June 30, 1999, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

(5)  Income Taxes
     ------------
    A reconciliation between the expected income tax provision computed at a federal statutory rate of 39% and the actual income tax provision follows:

           PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

(5)  Income Taxes, Continued
     -----------------------
                                                       Year       Year
                                                       Ended      Ended
                                                     June 30,    June 30,
                                                       1999        1998
                                                    ----------  ----------
     Expected income tax                           $    58,630  $    53,636
     Graduated tax brackets                            (16,750)     (16,750)
  State tax net of federal
      benefit                                            4,584        4,194
     Other, net                                         (6,214)      (4,064)
                                                   -----------  -----------
                                                   $    40,250  $    37,016
                                                   ===========  ===========
     The tax effects of temporary differences that give rise to the deferred tax liability at June 30, 1999 follow:

     Installment sale reporting                     $  29,699
     less current portion                              (2,104)
                                                    ---------
                                                    $  27,595
                                                    =========
     The change in the deferred tax liability during the year ended June 30, 1999 was $8,311.

 (6) Notes Payable, Bank
     -------------------
     As of June 30, 1999, the Company had a line of credit from a bank of $1,500,000.

     The Company's President has personally guaranteed the total $1,500,000 balance of the notes payable and has assigned to the bank a life insurance policy with a $500,000 death benefit as additional collateral.

     The Company has agreed to provide annual audited financial statements to the bank. The terms of the loan agreement require that the Company maintain a debt to tangible net worth ratio not to exceed one to one, a debt service coverage ratio of greater than 1.25 to one and a current ratio of greater than one to one.

     The line of credit is collateralized by certain real estate mortgage notes receivable and certificates of purchase, and bears interest at .5% over prime plus has an annual fee of .5% of the total amount of the line. The line of credit is subject to annual renewal and is due in December, 1999. At June 30, 1999, the Company had no outstanding borrowing on this line of credit.

 (7) Sale Proceeds Receivable
     ------------------------
     Effective June 30, 1999, the Company sold a real estate property resulting in a receivable of $246,500. During July, 1999 the Company received the $246,500 in cash.

            PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC.
                    AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        June 30, 1999 and 1998
              September 30, 1999 and 1998 (Unaudited)

 (8) Year 2000 Compliance
     --------------------
     The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company has assessed these issues as they relate to the Company, and since the Company currently has no operating business and does not use any computers, and since it has no customers or supplier, it does not believe that there are any material year 2000 issues to disclose in this Report.

 (9) Stock Split
     -----------
     During September, 1999, PRIDE effected a 2.4324 for one forward stock split increasing the outstanding common stock of the Company from 251,311 shares to 611,290 shares. All references to common stock in the financial statements have been retroactively given effect for this split.

SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


(Registrant)                 Prime Rate Income & Dividend Enterprises, Inc.

BY(Signature)                 /s/ Michael L. Schumacher
(Date)                        December 29, 1999
(Name and Title)              Michael L. Schumacher
                              President, Treasurer and Director


BY(Signature)                 /s/ George A. Powell
(Date)                        December 29, 1999
(Name and Title)              George A. Powell
                              Vice President, Secretary and Director